Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated August 13, 2015 to Prospectus dated April 20, 2015

Registration No. 333-203535

PRICING TERM SHEET

6.350% Series I Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

August 13, 2015

Issuer:	Digital Realty Trust, Inc.

Security:	6.350% Series I Cumulative Redeemable Preferred Stock

Number of Shares:	10,000,000 shares (11,500,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Public Offering Price:	$25.00 per share; $250,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts:	$0.7875 per share; $7,875,000 total (not including the underwriters’ option to purchase additional shares)

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after August 24, 2020 or pursuant to its special optional redemption right, or converted by a holder in connection with a change of control described below under “Change of Control”)

Expected Ratings (Moody’s/S&P/Fitch):	Baa3 / BB+ / BB+ A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	August 13, 2015

Settlement Date:	August 24, 2015 (T + 7)

Liquidation Preference:	$25.00, plus accrued and unpaid dividends

Dividend Rate:	6.350% per annum of the $25.00 per share liquidation preference (equivalent to $1.5875 per annum per share), accruing from August 24, 2015

Dividend Payment Dates:	Quarterly on or about the last day of March, June, September and December of each year, beginning on December 31, 2015

Optional Redemption:

The Issuer may not redeem the series I preferred stock prior to August 24, 2020, except in limited circumstances to preserve its status as a real estate investment trust and pursuant to the special optional redemption provision described below under “Special Optional Redemption.”

On and after August 24, 2020, the Issuer may, at its option, redeem the series I preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends up to but excluding the redemption date (subject to the special optional redemption right described below).

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the series I preferred stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined below), the Issuer exercises any of its redemption rights relating to the series I preferred stock (whether the optional redemption right or the special optional redemption right), the holders of series I preferred stock will not have the conversion rights described below.

Change of Control:

A “Change of Control” is when, after the original issuance of the series I preferred stock, the following have occurred and are continuing:

•    the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•    following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the New York Stock Exchange, or the NYSE, the NYSE MKT LLC, or the NYSE MKT, or the NASDAQ Stock Market, or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of series I preferred stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the series I preferred stock) to convert some or all of the series I preferred stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of series I preferred stock to be converted equal to the lesser of:

•    the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a series I preferred stock dividend payment and prior to the corresponding series I preferred stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•    0.76231 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

Upon such a conversion, the holders will be limited to a maximum number of shares of the Issuer’s common stock equal to the Share Cap multiplied by the number of shares of series I preferred stock converted. If the Common Stock Price is less than $32.795 (which is approximately 50% of the per-share closing sale price of the Issuer’s common stock reported on the NYSE on August 12, 2015), subject to adjustment, the holders will receive a maximum of 0.76231 share of the Issuer’s common stock per share of series I preferred stock, which may result in the holders receiving a value that is less than the liquidation preference of the series I preferred stock.

If, prior to the Change of Control Conversion Date, the Issuer has provided a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of series I preferred stock will not have any right to convert the series I preferred stock in connection with the Change of Control Conversion Right and any shares of series I preferred stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the series I preferred stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of series I preferred stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

Additional Underwriter Relationships:

In addition to the underwriters’ relationships with the Issuer described in the preliminary prospectus supplement in the section titled “Underwriting (Conflicts of Interest)”:

Affiliates of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc., U.S. Bancorp Investments, Inc., Goldman, Sachs & Co., Mitsubishi UFJ Securities (USA), Inc., BBVA Securities Inc., HSBC Securities (USA) Inc., Mizuho Securities USA Inc., TD Securities (USA) LLC, BB&T Capital Markets, a division of BB&T Securities, LLC and Raymond James & Associates, Inc. are lenders, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are issuing banks, an affiliate of Citigroup Global Markets Inc. is swingline bank and administrative agent, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are joint lead arrangers and joint book running managers, Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc., Goldman, Sachs & Co. and U.S. Bancorp Investments, Inc. are co-documentation agents, and affiliates of Scotia Capital (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., BBVA Securities Inc. and HSBC Securities (USA) Inc. are senior managing agents under the Issuer’s global revolving credit facility.

Affiliates of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc., U.S. Bancorp Investments, Inc., Mitsubishi UFJ Securities (USA), Inc., BBVA Securities Inc., HSBC Securities (USA) Inc., Mizuho Securities USA Inc., TD Securities (USA) LLC, BB&T Capital Markets, a division of BB&T Securities, LLC and Raymond James & Associates, Inc. are lenders, an affiliate of Citigroup Global Markets Inc. is administrative agent, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are joint lead arrangers and joint book running managers, and affiliates of Credit Suisse Securities (USA), LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and U.S. Bancorp Investments, Inc. are co-documentation agents, and affiliates of Scotia Capital (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., BBVA Securities Inc. and HSBC Securities (USA) Inc. are senior managing agents under the Issuer’s term loan facility.

Affiliates of Wells Fargo Securities, LLC are trustees under the Issuer’s 3.625% notes due 2022 and 3.950% notes due 2022, and affiliates of Deutsche Bank Securities Inc.

are trustees under the Issuer’s 5.250% notes due 2021, 4.75% guaranteed notes due 2023 and 4.250% guaranteed notes due 2025. Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are also sales agents under the Issuer’s equity distribution agreements, pursuant to which the Issuer can issue and sell shares of its common stock having an aggregate offering price of up to $400.0 million from time to time through them. Additionally, certain of the other underwriters and their affiliates have in the past leased, currently lease and may in the future lease space from the Issuer.

CUSIP/ISIN:	253868 863/US2538688639

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Senior Co-Manager:	Credit Suisse Securities (USA) LLC

Junior Co-Managers:

J.P. Morgan Securities LLC

Scotia Capital (USA) Inc.

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

BBVA Securities Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA Inc.

TD Securities (USA) LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Raymond James & Associates, Inc.

Evercore Group L.L.C.

Listing:	The Issuer intends to file an application to list the series I preferred stock on the NYSE under the symbol “DLR Pr I”. If the application is approved, trading of the series I preferred stock on the NYSE is expected to commence within 30 days after the date of initial delivery of the series I preferred stock.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department (telephone: 1-866-718-1649 or email: prospectus@morganstanley.com), Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038 (telephone: 1-800-294-1322 or email: dg.prospectus_requests@baml.com), Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 (telephone: 1-800-831-9146), or Wells Fargo Securities, LLC, 608 2nd Avenue, South Minneapolis, MN 55402, Attn: WFS Customer Service (telephone: 1-800-645-3751 or email: wfscustomerservice@wellsfargo.com).

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